[Letterhead of Earth Energy Reserves, Inc.]


August 30, 2007

April Sifford
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

RE:   Earth Energy Reserves, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2006
      Filed April 11, 2007
      File No. 000-51489

Dear Ms. Sifford:

On behalf of Earth Energy Reserves, Inc., I hereby acknowledge that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing:

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Earth Energy Reserves, Inc.


By:   /s/James E. Hogue
      -----------------------
James E. Hogue
Chief Executive Officer